NOTIFICATION OF THE REMOVAL FROM LISTING AND
REGISTRATION OF THE STATED SECURITIES

NYSE Amex hereby notifies
the SEC of its intention to remove
the entire class of the stated securities from listing and registration on the Exchange at the opening of business on November 1, 2011, pursuant to the provisions of Rule 12d2-2 (a) 17CFR240.12d2-2(a)(4)

The removal of Stream Global Services, Inc.,
Warrants, included in Units, exercisable for Common Stock at an exercise price of $6.00 per shareis being effected because the Exchange knows or is reliably informed that on October 17, 2011 all rights pertaining to the entire class of this security were extinguished.

The security was suspended by the
Exchange on October 18, 2011.